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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

PHARMOS CORPORATION
(Name of Issuer)

Common Stock, $.03 Par Value
(Title of Class of Securities)

71713200
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.,
551 Fifth Avenue, 18th Floor, New York, New York  10176, Tel:
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 30, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the
statement   .  (A fee is not required only if the reporting
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the Following Pages)
Page 1 of 11 Pages
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Elliott Associates, L.P., a Delaware Limited
              Partnership

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)
       (b)

3      SEC USE ONLY

4      SOURCE OF FUNDS*
              00

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7      SOLE VOTING POWER
              1,566,108

8      SHARED VOTING POWER
              0

9      SOLE DISPOSITIVE POWER
              1,566,108

10     SHARED DISPOSITIVE POWER
              0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
              1,566,108

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              4.60%

14     TYPE OF REPORTING PERSON*
              PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Westgate International, L.P., a Cayman Islands
              Limited Partnership

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)
       (b)

3      SEC USE ONLY

4      SOURCE OF FUNDS*
              00

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION
              Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7      SOLE VOTING POWER
              0

8      SHARED VOTING POWER
              1,044,072

9      SOLE DISPOSITIVE POWER
              0

10     SHARED DISPOSITIVE POWER
              1,044,072

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
              1,044,072

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              3.06%

14     TYPE OF REPORTING PERSON*
              PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Martley International, Inc., a Delaware corporation

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)
       (b)

3      SEC USE ONLY

4      SOURCE OF FUNDS*
              00

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7      SOLE VOTING POWER
              0

8      SHARED VOTING POWER
              1,044,072

9      SOLE DISPOSITIVE POWER
              0

10     SHARED DISPOSITIVE POWER
              1,044,072

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
              1,044,072

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              3.06%

14     TYPE OF REPORTING PERSON*
              CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

ITEM 1.       Security and Issuer

       This statement relates to the Common Stock, $.03 par value (the "Common Stock"), of Pharmos Corporation (the
"Issuer"). The Issuer's principal executive office is located at 2 Innovation Drive, Alachua, Florida 32615.

ITEM 2.       Identity and Background

       (a)-(c) The names of the persons filing this statement on Schedule 13D are: Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries ("Elliott"), Westgate International, L.P., a Cayman Islands limited partnership ("Westgate"), and Martley International, Inc., a Delaware corporation ("Martley"). Paul
E. Singer ("Singer") and Braxton Associates, L.P., a Delaware limited partnership ("Braxton LP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), is the sole general partner of Westgate. Martley is the investment manager for Westgate. Martley expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

ELLIOTT

       The business address of Elliott is 712 Fifth Avenue,
36th Floor, New York, New York  10019.

       The principal business of Elliott is to purchase, sell, trade and invest in securities.

       SINGER

              Singer's business address is 712 Fifth Avenue,
       36th Floor, New York, New York  10019.

              Singer's principal occupation or employment is that of serving as general partner of Elliott and Braxton LP and president of Martley.

       BRAXTON LP

              The business address of Braxton LP is 712 Fifth
       Avenue, 36th Floor, New York, New York 10019.

              The principal business of Braxton LP is the furnishing of investment advisory services.

              The names, business addresses, and present principal occupation or employment of the general partners of Braxton LP are as follows:

        NAME
ADDRESSOCCUPATIONPaul E.
        Singer
712 Fifth Avenue
        36th Floor
New York, New York
10019
General partner of
Elliott and
Braxton LP and
President of
Martley
Braxton
        Associates,
        Inc.
712 Fifth Avenue
        36th Floor
New York, New York
10019
The principal
business of
Braxton
Associates, Inc.
is serving as
general partner of
Braxton LP

              The name, business address, and present principal occupation or employment of each director and executive officer of Braxton Associates, Inc. are as follows:

        NAME
ADDRESSOCCUPATIONPaul E.
        Singer
712 Fifth Avenue
36th Floor
New York, New York
10019

General partner of
Elliott and
Braxton LP and
President of
MartleyWESTGATE

       The business address of Westgate is Westgate
International, L.P., c/o Midland Bank Trust Corporation
(Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman,
Cayman Islands, British West Indies.

       The principal business of Westgate is to purchase, sell, trade and invest in securities.

       The name, business address, and present principal occupation or employment of the general partner of Westgate are as follows:

NAME:  Hambledon, Inc.

ADDRESS:      Hambledon, Inc.
       c/o Midland Bank Trust Corporation (Cayman) Limited
       P.O. Box 1109
       Mary Street
       Grand Cayman
       Cayman Islands
       British West Indies

OCCUPATION:   The principal business of Hambledon is serving as
general partner of Westgate.

       HAMBLEDON, INC.

       The name, business address, and present principal occupation or employment of each director and executive officer of Hambledon are as follows:

NAME                  ADDRESS                      OCCUPATION
Paul E. Singer        712 Fifth Avenue             General partner of
                      36th Floor                   Elliott and
                      New York, NY 10019           Braxton LP and
                                                   President of Martley

MARTLEY INTERNATIONAL, INC.

       The business address of Martley is 712 Fifth Avenue,
36th Floor, New York, New York 10019.

       The principal business of Martley is to act as investment manager for Westgate.

       The name, business address, and present principal occupation or employment of each director and executive officer of Martley are as follows:

NAME                  ADDRESS                   OCCUPATION
Paul E. Singer        712 Fifth Avenue          General partner of
                      36th Floor                Elliott and Braxton
                      New York, NY 10019        LP and President
                                                of Martley

       (d) and (e) During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) All of the natural persons listed above are citizens of the United States of America.

ITEM 3.       Source and Amount of Funds or Other Consideration

       The source and amount of funds used by Elliott in making purchases of the Series B Preferred Stock of the Issuer ("Preferred Stock") beneficially owned by it (80% of which Preferred Stock is convertible within 60 days into the Common Stock that is the subject of this Schedule) are set forth below.

SOURCE OF FUNDS                                    AMOUNT OF FUNDS
Margin accounts maintained at Merrill              $2,400,000
Lynch, Pierce, Fenner and Smith Inc.

       The source and amount of funds used by Westgate in making purchases of the Preferred Stock beneficially owned by it (80% of which Preferred Stock is convertible within 60 days into the Common Stock that is the subject of this Schedule) are set forth below.

SOURCE OF FUNDS                                    AMOUNT OF FUNDS
Margin accounts maintained at Merrill              $1,600,000
Lynch, Pierce, Fenner and Smith Inc.

ITEM 4.       Purpose of Transaction

       Each of Elliott and Westgate acquired the Preferred Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. Martley has acted as investment manager with respect to Westgate's acquisition of beneficial ownership of Preferred Stock.

       Depending upon market conditions and other factors that it may deem material, each of Elliott and Westgate may purchase additional Preferred Stock or Common Stock or related securities or may dispose of all or a portion of the Preferred
Stock or Common Stock or related securities that it now beneficially owns or may hereafter acquire.

       Except as set forth herein, none of Elliott, Westgate or Martley has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.




ITEM 5.       Interest in Securities of the Issuer

       (a) Elliott beneficially owns 2,400 shares of Preferred Stock, 80% of which are convertible within 60 days (based on current market prices) into 1,566,108 shares of Common Stock, constituting 4.60% of the outstanding shares of Common Stock.

       Elliott received 106,000 Warrants for no additional consideration pursuant to the 5% Preferred Stock Securities Purchase Agreement, dated March 31, 1997 (the "Purchase Agreement"), and subsequently sold 42,400 Warrants to Westgate in a private transaction. The Warrants are not convertible into Common Stock until March 31, 1998.

       Westgate beneficially owns 1,600 shares of Preferred Stock, 80% of which are convertible within 60 days (based on current market prices) into 1,044,072 shares of Common Stock, constituting 3.06% of the outstanding shares of Common Stock.


       Westgate acquired 42,400 Warrants from Elliott in a private transaction. The Warrants are not convertible into Common Stock until March 31, 1998.

       Elliott and Westgate together beneficially own 2,506,375 shares of Common Stock, constituting 7.66% of all outstanding shares of Common Stock. However, the number of shares of Common Stock into which the Preferred Stock is convertible fluctuates daily based upon the market price of the Common Stock, as set forth in the Statement of Designation, Rights, Preferences and Privileges of Series B Preferred Stock of the Issuer annexed as Exhibit 4(e) to the Issuer's Form S-3 dated April 30, 1997.

       (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common
Stock beneficially owned by it.

       Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock owned by Westgate. Information regarding each of Westgate and Martley for the purposes of subparagraph
(b) of this Item 5 is set forth in Item 2 above and expressly incorporated by reference herein.

       (c) The following transactions were effected by Elliott during the past sixty (60) days:
                                               Approximate
                          Amount of Shares     Price per Share
Date     Security         Bought (Sold)        Share (exclusive
                                               of commissions)

6/11/97  Preferred Stock     (1,600)           $1,000.00
         Warrants            (42,400)

7/7/97   Preferred Stock       1,000           $  1.625
         Preferred Stock      (1,000)          $  1.6563

       The June 11, 1997 transaction was effected by Elliott privately in New York. Westgate was the counterparty to this transaction. The July 7, 1997 transactions were effected by Elliott on NASDAQ in New York. No other transactions were effected by Elliott or Westgate during the past sixty (60) days.

       (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

       No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

       (e)  Not applicable.

ITEM 6.       Contracts, Arrangements, Understandings or
              Relationships With Respect to Securities of the
              Issuer

       Elliott is a party to the Purchase Agreement, which provides for, inter alia, registration rights with respect to its shares of Preferred Stock and Warrants acquired on that date and the shares of Common Stock into which such Preferred Stock and Warrants are convertible or exchangeable. Westgate has agreed to be bound by the terms of the Purchase Agreement and Warrants pursuant to an Assignment Agreement, dated June 11, 1997, between Elliott and Westgate.
                                  SIGNATURE

       After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:                       ELLIOTT ASSOCIATES, L.P.
August 6, 1997

                      By:/s/ Paul E. Singer
                             Paul E. Singer
                             General Partner

                      WESTGATE INTERNATIONAL, L.P.

                      By:  Martley International, Inc., as
                             Investment Manager

                      By:/s/ Paul E. Singer
                             Paul E. Singer
                             President

                      MARTLEY INTERNATIONAL, INC.


                      By:/s/ Paul E. Singer
                             Paul E. Singer
                             President

                                  EXHIBIT A

                           JOINT FILING AGREEMENT

       The undersigned hereby agree that the statement on
Schedule 13D with respect to the Common Stock of Pharmos Corporation, dated August 6, 1997, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated as of:  August 6, 1997

ELLIOTT ASSOCIATES, L.P.            WESTGATE INTERNATIONAL, L.P.


By:/s/ Paul E. Singer               By: Martley International,
      Paul E. Singer                        Inc.,
    General Partner                         as Investment Manager

                                    By:/s/ Paul E. Singer
                                            Paul E. Singer
                                            President

MARTLEY INTERNATIONAL, INC.


By:/s/ Paul E. Singer
       Paul E. Singer
       President